UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MedWorth Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58508R 105
(CUSIP Number)

Anthony Minnuto 999 Brickell Avenue Suite 800 Miami, Florida 33131 (800) 701-2197
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________

Schedule 13D		Page 2 of 5
CUSIP No.	58508R 105

1.	Names of Reporting Persons
Anthony Minnuto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		USA

	7.	Sole Voting Power	1,494,700
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,494,700

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,494,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		14.7%[1]

14.	Type of Reporting Person (See Instructions)
Individual

[1]	Calculated based upon 10,200,950 shares of common stock of the Issuer outstanding as of July 8, 2013.

Schedule 13D		Page 3 of 5
CUSIP No.	58508R 105

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $.0001 per share (the “Common Stock”) of MedWorth Acquisition Corp., a Delaware corporation (the "Issuer"). The address of its principal office is 801 Brickell Avenue, Suite 943, Miami, Florida 33131.

ITEM 2.	Identity and Background.

(a) – (c), (f) The statement is being filed by the person identified below (the “Reporting Person”):

Name	Address	Place of Citizenship	Occupation
Anthony Minnuto	999 Brickell Avenue Suite 800 Miami, Florida 33131	U.S.A.	CEO of Allied Medical Supply Inc. 999 Brickell Avenue Suite 800 Miami, Florida 33131

(d) – (e) The Reporting Person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 1,494,700 shares of Common Stock, of which 750,000 shares were purchased from the Issuer in February 2013 for approximately $0.15 per share, 75,000 shares were received from the Issuer as a stock dividend declared on June 26, 2013, 590,500 shares were purchased from the Issuer on July 2, 2013 for $8.00 per share and 79,200 shares were purchased from the Issuer on July 8, 2013. The shares were purchased with personal funds.

ITEM 4.	Purpose of Transaction.

The Reporting Person purchased these shares for investment purposes.

The Issuer is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Target Businesses”). As a member of the Board of Directors of the Issuer, the Reporting Person will be involved in the identification and due diligence review of Target Businesses. In addition, as a member of the Board of Directors, the Reporting Person will vote in favor of any proposed acquisition of a Target Business, which will be presented to the Issuer’s stockholders for approval as more fully set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-188706). Except as otherwise set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

Schedule 13D		Page 4 of 5
CUSIP No.	58508R 105

ITEM 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 on the cover page of this Schedule 13D.

(b) See Items 7 through 10 on the cover page of this Schedule 13D.

(c) On March 26, 2013, the Reporting Person executed a subscription agreement to purchase an aggregate of 561,250 shares of the Issuer’s Common Stock at a purchase price of $8.00 per share, which purchase was contingent upon the concurrent closing of the Issuer’s initial public offering (the “IPO”). In addition, the Reporting Person committed to purchase an additional 72,000 shares of the Issuer’s Common Stock if the underwriters in the Issuer’s IPO exercise their over-allotment option. On July 2, 2013, the Issuer and the Reporting Person closed the purchase of the 561,250 shares. On July 8, 2013, the Issuer and the Reporting Person closed on the purchase of the additional 72,000 shares.

On June 26, 2013, the Reporting Person executed a subscription agreement to purchase an aggregate of an additional 29,250 shares of the Issuer’s Common Stock at a purchase price of $8.00 per share, which purchase was also contingent upon the concurrent closing of the Issuer’s IPO. In addition, the Reporting Person committed to purchase an additional 7,200 shares of the Issuer’s Common Stock if the underwriters in the Issuer’s IPO exercise their over-allotment option. On July 2, 2013, the Issuer and the Reporting Person closed the purchase of the 29,250 shares. On July 8, 2013, the Issuer and the Reporting Person closed on the purchase of the additional 7,200 shares.

(d) None.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s IPO, the Reporting Person executed an insider letter on June 26, 2013, pursuant to which the Reporting Person agreed to, among other things, vote all of the shares owned by him in favor of any business combination with a Target Business recommended by the Issuer’s Board of Directors.

ITEM 7.	Materials to be Filed as Exhibits.

None.

Schedule 13D		Page 5 of 5
CUSIP No.	58508R 105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2013	/s/ Anthony Minnuto
Anthony Minnuto